Exhibit 12

FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions)

First Nine Months 2017
Earnings
Income before income taxes	$1,700
Add/(Deduct):
Equity in net income of affiliated companies	(25)
Dividends from affiliated companies	4
Fixed charges excluding capitalized interest	2,314
Earnings	$3,993

Fixed charges
Interest expense	$2,308
Interest portion of rental expense (a)	6
Total fixed charges	$2,314

Ratios
Ratio of earnings to fixed charges	1.7
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(a)	One-third of all rental expense is deemed to be interest.